

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2020

Todd B. Johnson
Principal Executive Officer
ProShares Trust II
7501 Wisconsin Avenue
Suite 1000E
Bethesda, MD 20814

   Re: ProShares Trust II
    Registration Statement on Form S-1
    Filed August 12, 2020
    File No. 333-244420

Dear Mr. Johnson:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact John Dana Brown at 202-551-3859 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance